FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 14, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris to Acquire a Pipe Coating Business Unit of Mattr.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris to Acquire a Pipe Coating Business Unit of Mattr

Luxembourg, August 14, 2023 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced today that it has entered into a definitive agreement to acquire from Mattr (MATR.TO) 100% of the shares of its subsidiary Bredero Shaw International BV, which holds Mattr’s pipe coating business, for US$ 166 million (including working capital), on a cash-free, debt-free basis, subject to customary price adjustments.

The business being acquired includes nine plants located in Canada, Mexico, Norway, Indonesia, the UAE and the US, and several mobile concrete plants. The business also includes world-class R&D facilities in Toronto and Norway and a wide IP/product portfolio.

The transaction is subject to regulatory approvals in Mexico and Norway. Closing is expected to be completed within approximately six months.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.